SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

TELECOM ARGENTINA S.A.

(Name of Issuer)

CLASS B ORDINARY SHARES

(Title of Class of Securities)

879273209

(CUSIP Number)

Julio R. Rodriguez, Jr.

Fintech Advisory Inc.

375 Park Avenue

New York, NY 10152

(212) 593-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With copies to:

Richard J. Cooper, Esq.

Adam Brenneman, Esq.

Cleary, Gottlieb, Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

(212) 225-2000

June 30, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209

1.	Names of Reporting Persons David Martínez

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United Kingdom

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 95,005,930(1)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 95,005,930

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) IN

1  David Martínez exercises his rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Advisory Inc., Fintech Telecom, LLC, Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Advisory Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 95,005,930 (2)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 95,005,930

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) HC, CO, IA

2  Fintech Advisory Inc. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Fintech Telecom, LLC, Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons. Fintech Telecom, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 95,005,930(3)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 95,005,930

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 95,005,930

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Class B Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 20.35%

14.	Type of Reporting Person (See Instructions) HC

3  Fintech Telecom, LLC, together with David Martínez and Fintech Advisory Inc., exercises its rights over 36,832,408 of the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through Sofora Telecomunicaciones S.A. and Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons Sofora Telecomunicaciones S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,832,408(4)

	8.	Shared Voting Power

	9.	Sole Dispositive Power 36,832,408

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) HC, CO

4  Sofora Telecomunicaciones S.A. exercises its rights over the Class B Shares (as defined in Item 1 below) set forth in this line item indirectly through its participation in Nortel Inversora S.A.

CUSIP No. 879273209

1.	Names of Reporting Persons Nortel Inversora S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Argentina

Number of Class B Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 36,832,408(5)

	8.	Shared Voting Power

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 36,832,408

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.89%

14.	Type of Reporting Person (See Instructions) HC, CO

5  Fintech Telecom, LLC may be deemed to have shared voting and shared dispositive power over the 36,832,408 of the Class B Shares (as defined in Item 1 below) set forth in this line item

Item 1.  Security and Issuer

This Amendment No. 12 (the “Twelfth Amendment”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 18, 2016, as subsequently amended (the “Schedule 13D”) by the Reporting Persons, with respect to the Class B shares, Ps. 1.00 par value per share (the “Class B Shares”), of Telecom Argentina S.A. (the “Issuer”).  Capitalized terms used but not otherwise defined in this Twelfth Amendment have the meanings ascribed to such terms in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 is amended by adding the following:

On June 22, 2017, the shares representing the remaining 15% of the capital stock of Sofora issued by Sofora and owned by WAI were amortized pursuant to the Share Amortization Agreement. As a result of the amortization, FTL owns 100% of the capital stock of Sofora, and WAI is no longer a shareholder of Sofora.

On June 30, 2017, the Issuer and Cablevisión S.A. (“Cablevisión”) entered into a Preliminary Merger Agreement (Compromiso Previo de Fusión) (the “Cablevisión Preliminary Merger Agreement”), which set forth the preliminary terms and conditions, as approved by the board of directors of each company, of a proposed merger between the Issuer and Cablevisión (the “Merger”).  The consummation of the Merger is subject to the receipt of necessary regulatory approvals, including the receipt of the authorization from ENACOM (Ente Nacional de Comunicaciones), and customary closing conditions, including the approval by the shareholders of Issuer and Cablevisión at their respective ordinary and extraordinary and extraordinary shareholders meeting to be called to consider the approval of the Merger.  A copy and free translation of the Preliminary Merger Agreement are attached hereto as Exhibits 29 and 30 and incorporated herein by reference.  In addition, a press release published by the Issuer announcing the Cablevisión Preliminary Merger Agreement is attached hereto as Exhibit 30 and incorporated herein by reference.

If the Merger is successfully completed:

•                  Cablevisión will dissolve without liquidation and transfer all of its rights, obligations, assets and liabilities to the Issuer;

•                  Cablevisión will merge into the Issuer and the Issuer would become the surviving entity;

•                  Shareholders of Cablevisión will be considered shareholders of the Issuer as of the effective date of the Merger;

•                  The Issuer will amend its bylaws, subject to the approval of its shareholders at an extraordinary shareholders’ meeting that considers the Merger, which will become effective as of the effective date of the Merger;

•                  The Issuer will create a new class of shares of the Issuer’s capital stock (Class D) that will have the same voting and economic rights as Class A stock of the Issuer, and pursuant to the amended bylaws of the Issuer, directors nominated by Class A and Class D capital shareholders and the Class A and Class D capital shareholders (if the matters are presented for the consideration of such shareholders), will have supermajority rights with respect to certain matters, including:

•                  certain increases in key employees compensation;

•                  the merger or consolidation of the Issuer, with limited exceptions;

•                  certain acquisitions or dispositions of the Issuer or its subsidiaries;

•                  the issuance, redemption repurchase by the Issuer of any of its capital stock;

•                  the incurrence of indebtedness above certain thresholds;

•                  the making of capital expenditures not contemplated in a business plan or annual budget in excess of U.S.$45 million in the aggregate in a given fiscal year, excluding certain capital expenditures made for improvement or maintenance purposes;

•                  the entering into of certain material contracts;

•                  any transaction with an affiliate of a shareholder party to the TEO Shareholders Agreement;

•                  the deregistration of any securities of the Issuer; and

•                  certain modifications to the Issuer’s dividend policy;

•                  The Class A and Class D capital stock will not be registered with the U.S. Securities and Exchange Commission and will not be listed on any U.S. stock exchange;

•                  The Issuer will increase its share capital and issue additional Class A shares and new Class D shares of the Issuer’s capital stock, each of which will be convertible to Class B Shares;

•                  The additional Class A shares and new Class D shares of the Issuer will be distributed as follows:

•                  FM to receive 169,900,858 Class A shares;

•                  CVH to receive 406,757,183 new Class D shares; and

•                  VLG to receive 607,870,365 new shares, comprised of Class A shares and Class D shares equivalent to the ownership FM and CVH have in VLG upon the effectiveness of the Merger;

•                  The Issuer’s new shares will be allocated based on a fixed exchange ratio of 1 share of Cablevisión for every 9,871.07005 additional Class A shares or new Class D shares of the Issuer’s capital stock, subject to the approval by the shareholders of the Issuer and Cablevisión, among Fintech Media LLC, a subsidiary of FAI (“FM”) and shareholder of Cablevision and VLG, Cablevisión Holdings S.A., a shareholder of  Cablevisión and VLG (“CVH”), and VLG Argentina LLC, a majority shareholder of Cablevisión (“VLG”); and

FM, an affiliate of FTL, currently holds approximately 14.34% of the common stock of Cablevisión directly and holds 50% of the membership interest in VLG, which owns 51.32% of the common stock of Cablevisión.   As a result of the Merger, FM would be entitled to receive Class A shares of the Issuer representing approximately 7.88% of the post-Merger capital stock of the Issuer, and VLG would be entitled to receive a combination of Class A shares and Class D shares of the Issuer representing approximately 28.22% of the post-Merger capital stock of the Issuer.

The summary of the Preliminary Merger Agreement contained in this Twelfth Amendment is qualified in its entirety by reference to the full version of such agreement attached as an exhibit hereto.

In addition, FAI, FT, FM and CVH and their respective controlling shareholders intend to negotiate and execute a shareholders agreement that will govern their respective interests in the capital stock of the Issuer as the surviving company, upon effectiveness of the Merger and the Corporate Reorganization.

Item 5.  Interest in Securities of the Issuer

Item 5 is amended and restated as follows:

(a) As of the date of this filing, the Reporting Persons have the following direct beneficial ownership interests in the Class B Shares.

	Directly Owned(1)		Indirectly Owned		Directly and Indirectly Owned
	Number	% of Class	Number	% of Class	Number	% of Class
David Martínez(2)	0	0%	95,005,930	20.35%	95,005,930	20.35%
FAI(3)	0	0%	95,005,930	20.35%	95,005,930	20.35%
FTL(4)	58,173,522	12.5%	36,832,408	7.89%	95,005,930	20.35%
Sofora(5)	0	0%	36,832,408	7.89%	36,832,408	7.89%
Nortel(6)	36,832,408	7.89%	0	0%	36,832,408	7.89%

(1) All percentages are based on 466,883,425 Class B Shares (excluding treasury shares).

(2) David Martínez is the sole shareholder of FAI.  FTL is a wholly-owned subsidiary of FTL.  Consequently, David Martínez may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(3) FTL is a wholly-owned subsidiary of FAI.  Consequently, FAI may be deemed to indirectly beneficially own all Class B Shares beneficially owned, directly and indirectly, by FTL.

(4) FTL owns 100% of Sofora’s capital stock and thus may be deemed to indirectly beneficially own all of the Class B Shares indirectly beneficially owned by Sofora.

(5) Sofora owns 5,330,400 ordinary shares of Nortel, representing 100% of the Nortel ordinary stock and 78.38% of the Nortel capital stock. The outstanding Class B preferred shares of Nortel represent respectively 21.62% of the capital stock of Nortel. The ordinary shares are the only class of full voting stock. The Class B preferred shares have no voting rights and the American Depositary Receipts representing them are listed on the NYSE. Sofora does not own any such Class B preferred shares of Nortel.  Consequently, Sofora may be deemed to indirectly beneficially own all of the Class B Shares directly beneficially owned by Nortel.

(6) Nortel owns 502,034,299 Class A ordinary shares of the Issuer (representing 100% of this class and 51% of the Issuer’s total capital stock) and 36,832,408 Class B ordinary shares of the Issuer (representing approximately 7.89% of this class and 3.74% of the Issuer’s total capital stock). In aggregate Nortel owns 538,866,707 ordinary shares, representing approximately 54.74% of the capital stock and of the voting power of the Issuer.

(b) FTL has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “FTL-Owned Class B Shares”). FAI exercises its rights over the FTL-Owned Class B Shares indirectly through FTL, and David Martínez exercises his rights over the FTL-Owned Class B Shares indirectly through FAI and FTL.  Nortel has the sole power to vote, dispose and direct the disposition of the Class B Shares directly beneficially owned by it (the “Nortel-Owned Class B Shares”).  Sofora exercises its rights over the Nortel-Owned Class B Shares indirectly through Nortel, FTL exercises its rights over the Nortel-Owned Class B Shares indirectly through Sofora and Nortel, FAI exercises its rights over the Nortel-Owned Class B Shares indirectly through FTL, Sofora and Nortel and David Martínez exercises his rights over the Nortel-Owned Class B Shares indirectly through FAI, FTL Sofora and Nortel.

(c) No transactions in Class B Shares were effected by the Reporting Persons during the 60 day period ended July 3, 2017.

(d) Pursuant to the Master Financing Agreement, FIL provided financing to FTL in connection with the transactions described herein. This financing interest is limited to the economic interest in the equity of FTL (and, indirectly, in the Issuer), and does not provide FIL with voting or disposition control in respect of FTL (or, indirectly, the Issuer).

(e) Inapplicable.

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to include the following exhibits:

Exhibit Number	Description

29	Preliminary Merger Agreement, dated as of June 30, 2017, between Telecom Argentina S.A. and Cablevisión S.A.

30	Free Translation of the Preliminary Merger Agreement, dated as of June 30, 2017, between Telecom Argentina S.A. and Cablevisión S.A.

31	Press Release Announcing the Merger of Telecom Argentina S.A. and Cablevisión S.A., dated as of June 30, 2017.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2017

DAVID MARTÍNEZ

By:	/s/ David Martínez

FINTECH ADVISORY, INC.

By:	/s/ David Martínez
	Name:	David Martínez
	Title:	Authorized Person

FINTECH TELECOM, LLC

By:	/s/ Julio Rafael Rodriguez, Jr.
	Name:	Julio Rafael Rodriguez, Jr.
	Title:	Authorized Person

SOFORA TELECOMUNICACIONES S.A.

By:	/s/ Saturnino Funes
	Name:	Saturnino Funes
	Title:	President

NORTEL INVERSORA, S.A.

By:	/s/ Baruki González
	Name:	Baruki González
	Title:	President